December 10, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	K12 Inc. Registration Statement on Form S-l (File No. 333-144894)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the several Underwriters, hereby join in the request of K12 Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on December 12, 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus issued November 19, 2007, through December 10, 2007, estimated as follows:
     Preliminary Prospectus dated November 19, 2007:
     10,773 copies to prospective underwriters, institutional investors, dealers and others
     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Max G. Herrnstein

Name: Max Herrnstein
Title:
Date: December 10, 2007

CREDIT SUISSE SECURITIES (USA) LLC

By:

Name:
Title:

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

MORGAN STANLEY & CO. INCORPORATED

By:

Name:
Title:

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles B. Edelstein

Name: Charles B. Edelstein
Title: Managing Director